COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

July 29, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)

Registration Nos. 002-99356; 811-04367

Dear Ms. Hatch:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on July 12, 2010 in connection with post-effective amendments no. 105 and 106 to the Registrant’s registration statement on Form N-1A, filed with the SEC on May 28, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s Columbia World Equity Fund, Columbia U.S. Treasury Index Fund, Columbia Income Fund, Columbia Intermediate Bond Fund, Columbia Blended Equity Fund, Columbia Bond Fund, Columbia Emerging Markets Fund, Columbia Energy and Natural Resources Fund, Columbia International Growth Fund, Columbia Mid Cap Core Fund, Columbia Pacific/Asia Fund, Columbia Select Large Cap Growth Fund, Columbia Select Small Cap Fund, Columbia Select Opportunities Fund, Columbia Short-Intermediate Bond Fund and Columbia Value and Restructuring Fund series (each a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

Global Comments

1.	Comment. In the first paragraph of the prospectus summary section captioned “Fees and Expenses of the Fund,” please disclose the page number on which the referenced section of the Statement of Additional Information begins.

Response. The requested change has been made.

2.	Comment. For each prospectus that discloses a principal investment strategy of investing in “equity securities,” please disclose the types of equity securities in which the Fund invests.

Response. The requested change has been made. For each referenced prospectus, the following phrase has been inserted immediately after the phrase “equity securities”: “(including, but not limited to, common stocks, preferred stocks and securities convertible into common or preferred stocks).”

3.	Comment. For each prospectus that discloses a principal investment strategy of investing in “below investment grade securities,” please disclose that below investment grade securities are also known as “junk bonds.”

Response. The requested change has been made. For each referenced prospectus, the following phrase has been inserted immediately after the phrase “below investment grade securities”: “(commonly referred to as ‘high yield securities’ or ‘junk bonds’).”

Specific Comments

4.	Comment. For Columbia World Equity Fund, in the section of the prospectus captioned “Columbia World Equity Fund––Principal Investment Strategies,” please add disclosure reflecting a policy to invest at least 40% of its assets in investments that are tied economically to countries outside the United States.

Response. The Registrant believes that the term “world” has the same meaning as the term “global.”1 When adopting Rule 35d-1 under the 1940 Act, the Commission stated that “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms . . . ‘international,’ and ‘global.’”2 Specifically, the Commission noted that the terms “international” and “global” “connote diversification among investments in a number of different countries throughout the world,” and stated explicitly that “‘international’ and ‘global’ funds will not be subject to the rule”3 (emphasis added). The Commission further noted its expectation “that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”4 The Registrant notes that, consistent with the Commission’s stated expectation, the Columbia World Equity Fund’s prospectus states that it “typically invests in at least three countries, including the United States, at any one time.” Accordingly, the Registrant does not believe that it is necessary, appropriate or consistent with Commission guidance to adopt a policy to invest at least 40% of its assets in investments that are tied economically to countries outside the United States. However, the Registrant notes, for your information, that, as of the end of each calendar quarter for at least the past two years, Columbia World Equity Fund’s non-U.S. investments have exceeded 40% of its assets.

[1]

The Registrant notes also that the Division of Investment Management no longer distinguishes between the terms “global” and “international.” See Investment Company Names, Investment Company Act Release No. 22530 (Mar. 10, 1997).

[2]	Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).
[3]	Id.
[4]	Id.

As a related matter, the Registrant notes that the Commission has stated that “an investment company may use any reasonable definition of the terms used in its name” and that it “should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”1 Accordingly, the following disclosure has been added to the Columbia World Equity Fund’s prospectus: “The use of the term ‘world’ in the Fund’s name is intended to emphasize that the Fund seeks investment opportunities throughout the world and is not constrained by any specific country or other geographic region. Accordingly, the allocation within the Fund between U.S. and non-U.S. investments likely will vary over time based on the Adviser’s assessment of the relative merits of such investments.”

The Registrant also notes that, based on a quick review of recent registration statement amendment filings, there are a number of registered investment companies with the term “world” in their names that do not disclose a policy to invest at least 40% of its assets in investments that are tied economically to countries outside the United States. See, for example, American Funds New World Fund, GMO Developed World Stock Fund, Evergreen Intrinsic World Equity Fund and ING American Funds World Allocation Portfolio.

5.	Comment. For Columbia U.S. Treasury Index Fund, the prospectus summary section captioned “Principal Investment Strategies” currently states that, “under normal circumstances, the Fund invests at least 80% of its net assets in securities that comprise the Citigroup Bond U.S. Treasury Index.” Given that the Fund is an index fund, please confirm supplementally that the percentage of the Fund’s net assets invested in securities that comprise the Citigroup Bond U.S. Treasury Index typically is substantially higher than 80%.

Response. The Registrant notes that, as of June 30, 2010, approximately 99.4% of the Fund’s net assets were invested in the component securities of the Citigroup Bond U.S. Treasury Index.

6.	Comment. For Columbia U.S. Treasury Index Fund, in the prospectus summary section captioned “Performance Information––Average Annual Total Return as of December 31, 2009,” please delete the last sentence of the first paragraph.

Response. The requested change has been made.

7.	Comment. For Columbia Income Fund, in the prospectus summary section captioned “Performance Information––Average Annual Total Return as of December 31, 2009,” please delete the last sentence of the first paragraph and the footnote immediately following the table.

Response. The requested change has been made.

[5]	Id. (citation omitted).

8.	Comment. For Columbia Select Large Cap Growth Fund, the prospectus summary section captioned “Principal Investment Strategies” currently states that “[t]he Fund will not concentrate its assets in any single industry but may invest more than 25% of its assets in companies in the technology and health care sectors, respectively.” If appropriate, please add risk disclosure regarding risks particular to the technology and health care sectors.

Response. The requested change has been made. The following risk disclosures have been added to the prospectuses for Columbia Select Large Cap Growth Fund:

Technology Sector Risk – Companies in the technology sector are subject to significant competitive pressures, such as aggressive pricing of their products or services, new market entrants, competition for market share, short product cycles due to an accelerated rate of technological developments and the potential for limited earnings and/or falling profit margins. These companies also face the risks that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. These factors can affect the profitability of technology companies and, as a result, the value of their securities. Also, patent protection is integral to the success of many companies in the technology sector, and profitability can be affected materially by, among other things, the cost of obtaining (or failing to obtain) patent approvals, the cost of litigating patent infringement and the loss of patent protection for products (which significantly increases pricing pressures and can materially reduce profitability with respect to such products). In addition, many technology companies have limited operating histories. Prices of these companies’ securities historically have been more volatile than other securities, especially over the short term. Because the Fund invests a significant portion of its net assets in the equity securities of technology companies, the Fund’s price may be more volatile than a fund that is invested in a more diverse range of market sectors.

Health Care Sector Risk – Companies in the health care sector are subject to extensive government regulation. Their profitability can be affected significantly and adversely by restrictions on government reimbursement for medical expenses, government approval of medical products and services, competitive pricing pressures, an increased emphasis on outpatient and other alternative services and other factors. Patent protection is integral to the success of companies in the health care sector, and profitability can be affected materially by, among other things, the cost of obtaining (or failing to obtain) patent approvals, the cost of litigating patent infringement and the loss of patent protection for medical products (which significantly increases pricing pressures and can materially reduce profitability with respect to such products). Companies in the health care sector also potentially are subject to extensive product liability and other similar litigation. Companies in the health care sector are affected by the rising cost of medical products and services, and the effects of such rising costs can be particularly pronounced for companies that are dependent on a relatively limited number of products or services. Medical products also frequently become obsolete due to industry innovation or other causes. Because the Fund invests a significant portion of its net assets in the equity securities of health care companies, the Fund’s price may be more volatile than a fund that is invested in a more diverse range of market sectors.

9.	Comment. For Columbia International Growth Fund, in the prospectus summary section captioned “Principal Investment Strategies,” please insert disclosure regarding the quality and maturity of the debt securities in which the Fund invests.

Response. The requested change has been made. The following disclosure has been added to the referenced section:

The Fund may invest in debt securities of any credit quality, including below investment grade securities (commonly referred to as “high yield securities” or “junk bonds”). Under normal circumstances, the dollar-weighted average maturity of the Fund’s debt securities will be between zero and 10 years.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I

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